AIG

2919 Allen Parkway

Suite L4-01

Houston, Texas 77019

www.aig.com

Bridgett Matthes

Associate General Counsel

(713) 831-5197

Bridgett.matthes@aig.com

VIA EDGAR & EMAIL

September 5, 2019

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Separate Account VL-R (“Registrant”)

American General Life Insurance

Company (“Depositor”)

Platinum Choice VUL 2

Post-Effective Amendment No. 7 on Form N-6

File Numbers: 333-196172 and 811-08561

Dear Mr. Orlic:

Thank you for your additional verbal comments on August 29, 2019 to the Correspondence filings of August 15, 2019 and August 20, 2019 regarding our 485(a) Registration Statement filed on June 24, 2019 on Form N-6 referenced above. We have responded to your additional comment as follows:

Comment 1. With respect to Comment 32, previously submitted, the Reviewer asked that it be verified and disclosed if cash value, surrender value, and death benefit will be the same, as prior to the lapse. In the Reviewer’s follow-up comment, it was requested that we specify how the values would be determined upon reinstatement. In an additional follow-up comment on August 29, 2019, the Reviewer requested that we clarify how the death benefit amount is determined or calculated upon reinstatement.

Response. We have included additional language describing how the death benefit is determined as requested. Please see the last paragraph of the section entitled “POLICY LAPSE AND REINSTATEMENT” below. The relevant paragraph below is set out in bold type for reference to the Reviewer only.

“POLICY LAPSE AND REINSTATEMENT

During the first 5 Policy years if the accumulation value reduced by any outstanding loan amount is insufficient to cover the charges due under the Policy, the Policy may lapse without any value payable to you. The Policy’s first years are when the surrender charge is at its highest and there is a low likelihood of the accumulation value having increased significantly.

While the 20-year benefit rider or the lapse protection benefit rider is in force, your Policy will not enter a grace period or terminate. You must, however, meet all of the requirements of the rider you own. You cannot reinstate the 20-year benefit rider; the lapse protection benefit rider may be reinstated after lapse. After these riders expire or terminate, if your Policy’s cash surrender value (accumulation value less any applicable surrender charge, less any outstanding loan amount) falls to an amount insufficient to cover the monthly charges, you must pay additional premium in order to keep your Policy in force. We will notify you by letter that you have 61 days from the due date of the premium to pay the necessary charges to avoid lapse of the Policy. You are not required to repay any outstanding Policy loan in order to reinstate your Policy. If the loan is not repaid, however, it will be reinstated with your Policy. If the insured person dies during the grace period we will pay the death benefit reduced by the charges that are owed at the time of death. The grace period begins with the first day of the Policy month for which all charges could not be paid. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy “reinstated,” you must do this within five years (or, if earlier, before the Policy’s maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage.

The Policy will be placed in force following the date we approve the reinstatement application.

The original “Table of Surrender Charges per $1,000 of Specified Amount” will apply to a reinstated policy. The accumulation value at the time of reinstatement will be:

1.	The surrender charge deducted at the time of lapse (such charge not being greater than the accumulation value at the time of lapse before the surrender charge was applied); plus

2.

The net premium allocated in accordance with the premium allocation percentages at the time of lapse unless the reinstatement application provides otherwise, using unit values as of the date of reinstatement; plus

3.	Any outstanding loan amount repaid or reinstated; less

4.	The monthly deduction for one month.

The dollar amount of any surrender charge reinstated will be the same as the dollar amount of surrender charge at the time of lapse, and will be reinstated into the divisions and the general account from which it was deducted at the time of lapse using the unit values as of the date of reinstatement.

The specified amount will be the same at reinstatement as it was at the time of policy lapse. There is no change in how the death benefit is calculated for reinstated policies relative to policies that never lapsed. ”

Thank you for the opportunity to provide this additional information. We trust that the above information provided addresses the comments as requested and required. Should you have any questions or need any additional information, please do not hesitate to contact me at (713) 831-5197.

Very Truly Yours,

/s/BRIDGETT MATTHES

    Bridgett Matthes